UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For month of March 2026

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Registrant’s Name)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Exhibit 99.1 to this current report on Form 6-K is incorporated by reference into (i) registration statement on Form F-3 (File No. 333-283618) of Garden Stage Limited (the “Company”) that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2024 and declared effective by the SEC on March 10, 2025, and (ii) the Company’s registration statement on Form S-8 (File No. 333-287932) filed with the SEC on June 11, 2025., and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.	Description
99.1	Press Release – Garden Stage Ltd Regains Compliance with Nasdaq Minimum Bid Price Requirement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GARDEN STAGE LIMITED

Date: March 23, 2026	By:	/s/ Sze Ho Chan
	Name:	Sze Ho Chan
	Title:	Chief Executive Officer

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